Exhibit 14.1
ANTHERA PHARMACEUTICALS, INC.
Code of Business Conduct and Ethics
Introduction
Purpose and Scope
     The Board of Directors of Anthera Pharmaceuticals, Inc. (together with its subsidiaries, “Anthera”) established this Code of Business Conduct and Ethics to aid Anthera’s directors, officers and employees in making ethical and legal decisions when conducting Anthera’s business and performing their day-to-day duties.
     Anthera’s Board of Directors or a committee of the Board is responsible for administering the Code. The Board of Directors has delegated day-to-day responsibility for administering and interpreting the Code to a Compliance Officer. Our Chief Financial Officer has been appointed Anthera’s Compliance Officer under this Code.
     Anthera expects its directors, officers and employees to exercise reasonable judgment when conducting Anthera’s business. Anthera encourages its directors, officers and employees to refer to this Code frequently to ensure that they are acting within both the letter and the spirit of this Code. Anthera also understands that this Code will not contain the answer to every situation you may encounter or every concern you may have about conducting Anthera’s business ethically and legally. In these situations, or if you otherwise have questions or concerns about this Code, Anthera encourages each officer and employee to speak with his or her supervisor (if applicable) or, if you are uncomfortable doing that, with the Compliance Officer under this Code, or another member of our Finance Department.
Contents of this Code
     This Code has two sections which follow this Introduction. The first section, “Standards of Conduct,” contains the actual guidelines that our directors, officers and employees are expected to adhere to in the conduct of Anthera’s business. The second section, “Compliance Procedures,” contains specific information about how this Code functions including who administers the Code, who can provide guidance under the Code and how violations may be reported, investigated and punished. This section also contains a discussion about waivers of and amendments to this Code.
A Note About Other Obligations
     Anthera’s directors, officers and employees generally have other legal and contractual obligations to Anthera. This Code is not intended to reduce or limit the other obligations that you may have to Anthera. Instead, the standards in this Code should be viewed as the minimum standards that Anthera expects from its directors, officers and employees in the conduct of Anthera’s business.

Standards of Conduct
Conflicts of Interest
     Anthera recognizes and respects the right of its directors, officers and employees to engage in outside activities which they may deem proper and desirable, provided that these activities do not impair or interfere with the performance of their duties to the Company or their ability to act in Anthera’s best interests. In most, if not all, cases this will mean that our directors, officers and employees must avoid situations that present a potential or actual conflict between their personal interests and Anthera’s interests.
     A “conflict of interest” occurs when a director’s, officer’s or employee’s personal interest interferes with Anthera’s interests. Conflicts of interest may arise in many situations. For example, conflicts of interest may occur when a director, officer or employee or his or her immediate family member receives some personal benefit (whether improper or not) as a result of the director’s, officer’s or employee’s position with Anthera. Each individual’s situation is different and in evaluating his or her own situation, a director, officer or employee will have to consider many factors.
     Any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest should be reported promptly to the Compliance Officer. The Compliance Officer may notify the Board of Directors or a committee thereof as he or she deems appropriate.
Compliance with Laws, Rules and Regulations
     Anthera seeks to conduct its business in compliance with applicable laws, rules and regulations. No director, officer or employee shall engage in any unlawful activity in conducting Anthera’s business or in performing his or her day-to-day company duties, nor shall any director, officer or employee instruct others to do so.
Corporate Opportunities
     Employees, officers and directors owe a duty to Anthera to advance its legitimate business interests when the opportunity to do so arises. Each employee, officer and director is prohibited from:
•	diverting to himself or herself or to others any opportunities that are discovered through the use of Anthera’s property or information or as a result of his or her position with Anthera unless such opportunity has first been presented to, and rejected by, Anthera, or

•	using Anthera’s property or information or his or her position for improper personal gain.

Confidentiality
     Confidential information generated and gathered in Anthera’s business plays a vital role in Anthera’s business, prospects and ability to compete. “Confidential information” includes (i) all non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed, (ii) information that is disclosed by or on behalf of Anthera to directors, officers or employees in connection with services provided to Anthera by such directors, officers and employees, or (iii) non-public information that is developed or generated by such directors, officer and employees in the course of providing such services. Directors, officers and employees may not disclose or distribute Anthera’s confidential information, except when disclosure is authorized by Anthera or required by applicable law, rule or regulation or pursuant to an applicable legal proceeding. Directors, officers and employees shall use confidential information solely for legitimate company purposes, except to the extent authorized by Anthera’s Board of Directors. Directors, officers and employees must return all of Anthera’s confidential and/or proprietary information in their possession to Anthera when they cease to be employed by or to otherwise serve Anthera.
Fair Dealing
     Competing vigorously, yet lawfully, with competitors and establishing advantageous, but fair, business relationships with customers and suppliers is a part of the foundation for long-term success. However, unlawful and unethical conduct, which may lead to short-term gains, may damage a company’s reputation and long-term business prospects. Accordingly, it is Anthera’s policy that directors, officers and employees must endeavor to deal ethically and lawfully with Anthera’s customers, suppliers, competitors and employees in all business dealings on Anthera’s behalf. No director, officer or employee should take unfair advantage of another person in business dealings on Anthera’s behalf through the abuse of privileged or confidential information or through improper manipulation, concealment or misrepresentation of material facts.
Accuracy of Records
     The integrity, reliability and accuracy in all material respects of Anthera’s books, records and financial statements is fundamental to Anthera’s continued and future business success. No director, officer or employee may cause Anthera to enter into a transaction with the intent to document or record it in a deceptive or unlawful manner. In addition, no director, officer or employee may create any false or artificial documentation or book entry for any transaction entered into by Anthera. Similarly, officers and employees who have responsibility for accounting and financial reporting matters have a responsibility to accurately record all funds, assets and transactions on Anthera’s books and records.
Quality of Public Disclosures
     Anthera is committed to providing its shareholders with information about its financial condition and results of operations as required by the securities laws of the United States. It is Anthera’s policy that the reports and documents it files with or submits to the Securities and Exchange Commission, and its earnings releases and similar public communications made by Anthera, include fair, timely and understandable disclosure. Officers and employees who are responsible for these filings and disclosures, including Anthera’s principal executive, financial and accounting officers, must use reasonable judgment and perform their responsibilities honestly, ethically and objectively in order to ensure that this disclosure policy is fulfilled. Anthera’s Disclosure Committee are primarily responsible for monitoring Anthera’s public disclosure.

Compliance Procedures
Communication of Code
     All directors, officers and employees will be supplied with a copy of the Code upon beginning service at Anthera. Updates of the Code will be provided from time to time. A copy of the Code is also available to all directors, officers and employees by requesting one from the human resources department or by accessing the company’s website at www.anthera.com.
Monitoring Compliance and Disciplinary Action
     Anthera’s management, under the supervision of its Board of Directors or a committee thereof or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee, shall take reasonable steps from time to time to (i) monitor and (ii) when appropriate, impose and enforce appropriate disciplinary measures for violations of the Code.
     Disciplinary measures for violations of the Code may include, but are not limited to, counseling, oral or written reprimands, warnings, probation or suspension with or without pay, demotions, reductions in salary, termination of employment or service and restitution.
     Anthera’s management shall periodically report to the Board of Directors or a committee thereof on these compliance efforts including, without limitation, periodic reporting of alleged violations of the Code and the actions taken with respect to any such violation.
Reporting Concerns/Receiving Advice
     Communication Channels
     Be Proactive. Every employee is encouraged to act proactively by asking questions, seeking guidance and reporting suspected violations of the Code and other policies and procedures of Anthera, as well as any violation or suspected violation of applicable law, rule or regulation arising in the conduct of the Anthera’s business or occurring on Anthera’s property. If any employee believes that actions have taken place, may be taking place, or may be about to take place that violate or would violate the Code, he or she is obligated to bring the matter to the attention of Anthera.
     Seeking Guidance. The best starting point for an officer or employee seeking advice on ethics-related issues or reporting potential violations of the Code will usually be his or her supervisor. However, if the conduct in question involves his or her supervisor, if the employee has reported the conduct in question to his or her supervisor and does not believe that he or she has dealt with it properly, or if the officer or employee does not feel that he or she can discuss the matter with his or her supervisor, the employee may raise the matter with the Compliance Officer or the Finance Department.
     Communication Alternatives. Any officer or employee may communicate with the Compliance Officer or the Finance Department by any of the following methods:

•	In writing (which may be done anonymously as set forth below under “Reporting; Anonymity; Retaliation”), addressed to the Compliance Officer or the Finance Department, either by facsimile to (510) 856-5597 Attn: Finance Department or by U.S. mail to Anthera Pharmaceuticals, Inc., Finance Department, 25801 Industrial Blvd, Suite B, Hayward, CA 94545;

•	By e-mail to clowe@anthera.com (anonymity cannot be maintained); or

•	By phoning the employee feedback line (the “Feedback Line”) which we have established for receipt of questions and reports of potential violations of the Code. The Feedback Line may be reached at (866) 265-1760 and calls may be made anonymously as set forth below under “Reporting; Anonymity; Retaliation”.
     Reporting Accounting and Similar Concerns. Any concerns or questions regarding potential violations of the Code, any other company policy or procedure or applicable law, rules or regulations involving accounting, internal accounting controls or auditing matters should be directed to the Audit Committee or a designee of the Audit Committee. Officers and employees may communicate with the Audit Committee or its designee:
•	in writing to: Anthera Pharmaceuticals, Inc., Attn: Audit Committee, 25801 Industrial Blvd, Suite B, Hayward, CA 94545 , or

•	by phoning the Feedback Line.
Officers and employees may use the above methods to communicate anonymously with the Audit Committee.
     Misuse of Reporting Channels. Employees must not use these reporting channels in bad faith or in a false or frivolous manner. Further, employees should not use the Reporting Line to report grievances that do not involve the Code or other ethics-related issues.
     Reporting; Anonymity; Retaliation
     When reporting suspected violations of the Code, Anthera prefers that officers and employees identify themselves in order to facilitate Anthera’s ability to take appropriate steps to address the report, including conducting any appropriate investigation. However, Anthera also recognizes that some people may feel more comfortable reporting a suspected violation anonymously.
     If an officer or employee wishes to remain anonymous, he or she may do so, and Anthera will use reasonable efforts to protect the confidentiality of the reporting person subject to applicable law, rule or regulation or to any applicable legal proceedings. In the event the report is made anonymously, however, Anthera may not have sufficient information to look into or otherwise investigate or evaluate the allegations. Accordingly, persons who make reports anonymously should provide as much detail as is reasonably necessary to permit Anthera to evaluate the matter(s) set forth in the anonymous report and, if appropriate, commence and conduct an appropriate investigation.

     No Retaliation
     Anthera expressly forbids any retaliation against any officer or employee who, acting in good faith, reports suspected misconduct. Any person who participates in any such retaliation is subject to disciplinary action, including termination.
Waivers and Amendments
     No waiver of any provisions of the Code for the benefit of a director or an executive officer (which includes without limitation, for purposes of this Code, Anthera’s principal executive, financial and accounting officers) shall be effective unless (i) approved by the Board of Directors or, if permitted, a committee thereof, and (ii) if applicable, such waiver is promptly disclosed to Anthera’s shareholders in accordance with applicable United States securities laws and/or the rules and regulations of the exchange or system on which the Company’s shares are traded or quoted, as the case may be.
     Any waivers of the Code for other employees may be made by the Compliance Officer, the Board of Directors or, if permitted, a committee thereof.
     All amendments to the Code must be approved by the Board of Directors or a committee thereof and, if applicable, must be promptly disclosed to Anthera’s shareholders in accordance with applicable United States securities laws and/or the rules and regulations of the exchange or system on which the Company’s shares are traded or quoted, as the case may be.